FOUNDATION CAPITAL RESOURCES, INC.
1430 Lelia Drive
Jackson, Mississippi 39216
(601) 321-1800

October 10, 2003

Securities and Exchange Commission
Attn:  Mr. Paul Fisher
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Foundation Capital Resources, Inc. (File No. 333-81298)

Dear Mr. Fisher:

                    Pursuant to Rule 477 under the Securities Act of 1933, as amended, Foundation Capital Resources, Inc. (the "Company") hereby makes application for withdrawal of the Post-effective Amendment No. 1 (the "Post-effective Amendment") to its Registration Statement on Form S-11 (Registration No. 333-81298) (the "Original Form S-11"), which Post-effective Amendment was filed with the Securities and Exchange Commission on May 13, 2003. The Company requests withdrawal of the Post-effective Amendment at the Commission's request for the reasons discussed below.

                    As you know, by filing the Post-effective Amendment, the Company attempted to register the guaranties of Foundation Capital Partners I, LLLP ("FCPI") and Foundation Capital Partners II, LLLP ("FCPII"). However, by letter dated May 16, 2003, the Commission informed the Company that the Post-effective Amendment could not be used to register the guaranties of FCPI and FCPII. Accordingly, the Company, together with FCPI and FCPII as co-registrants, filed a new Form S-11 with the Commission on June 6, 2003 (Registration No. 333-105923) (the "New Form S-11"). Today, we are filing a pre-effective amendment to the New Form S-11.

                    The Post-effective Amendment, however, currently remains on file. As the Commission has requested, the Company requests withdrawal of the Post-effective Amendment. Pursuant to Rule 477(c), the Company confirms that no securities were sold in connection with the Original Form S-11 (Registration No. 333-81298) or the Post-effective Amendment thereto.

                    Please be advised that the Company plans to file an additional post-effective amendment to the Original Form S-11 (Registration No. 333-81298) for the purpose of de-registering the Debt Certificates registered thereby. This is because the Debt Certificates will be offered and sold pursuant to the New Form S-11 (Registration No. 333-105923). However, we

believe that the Original Form S-11 should remain on file for the sole purpose of allowing the New Form S-11 to incorporate by reference a few exhibits to the Original Form S-11.

                    The Company believes that withdrawal of the Post-effective Amendment is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Post-effective Amendment.

                    If you have any questions or comments with respect to this letter, please contact me at 601-321-1800, or Timothy L. Horner of Warner Norcross & Judd LLP at 616-752-2180.

Very truly yours, FOUNDATION CAPITAL RESOURCES, INC. By: /s/ Bobby D. Ray Bobby D. Ray Chief Financial Officer